Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 13, 2013

Relating to Preliminary Prospectus Supplement dated June 10, 2013 and Prospectus dated April 23, 2013

Registration No. 333-186726

SYNERGY RESOURCES CORPORATION

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Synergy Resources Corporation

Ticker / Exchange:	SYRG / NYSE MKT

Common stock offered by us:	11,500,000 shares

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,725,000 additional shares of our common stock to cover any over-allotments.

Common stock outstanding immediately after this offering:	67,199,488 shares

Public offering price:	$6.2500 per share

Price to the Issuer:	$5.9375 per share

Use of proceeds:	We estimate that our net proceeds from this offering will be approximately $68.0 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $78.3 million if the underwriters exercise the over-allotment option in full. Including the net proceeds of this offering, we expect to have approximately $86.3 million in cash.

We intend to use the net proceeds from this offering, along with cash on hand, to fund a portion of our 18-month drilling and development budget, additional leasehold acquisition in the Wattenberg Field, and for corporate purposes, including working capital.

Directed share program:	At our request, the underwriters have reserved up to 3.0% of the common stock being offered for sale at the public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by Johnson Rice & Company L.L.C. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Any shares sold in the directed share program to our directors or executive officers shall be subject to the lock-up agreements described in the preliminary prospectus supplement under “Underwriting—Lock Up Agreements.”

Trade date:	June 14, 2013

Settlement date:	June 19, 2013

Sole book-running manager:	Johnson Rice & Company L.L.C.

Senior co-managers:	Wunderlich Securities, C.K. Cooper & Company, Global Hunter Securities and Northland Capital Markets

Co-managers:	Brean Capital and GVC Capital LLC

The number of shares to be outstanding after this offering is based on 55,699,488 shares of our common stock outstanding as of June 13, 2013 and excludes 3,805,000 shares which may be issued pursuant to outstanding stock options, 2,195,000 shares reserved for issuance under our incentive plan and 9,335,998 additional shares that may be issued pursuant to outstanding warrants. Unless otherwise indicated, this information assumes that the underwriters will not exercise their over-allotment option.

USE OF PROCEEDS

We estimate that the net proceeds to be received by us from this offering will be approximately $68.0 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $78.3 million if the underwriters exercise the over-allotment option in full.

The following table sets forth the proceeds we expect to receive from this offering and our uses of such proceeds.

(in millions)
Gross proceeds from this offering (1)	$71.9

Use of proceeds
18- month drilling and development budget additional leasehold acquisition and for other corporate purposes (2)	68.0
Underwriting discounts and commissions and other offering expenses (3)(4)	3.9
Total use of proceeds	$71.9

(1)	If the underwriters exercise their option to purchase additional shares of common stock in full, the gross proceeds would be approximately $82.7 million.
(2)	We plan to use the net proceeds from this offering of approximately $68.0 million along with cash on hand, cash flow from operations, and our revolving credit facility to fund our approximately $188.6 million capital expenditure budget for the period from March 1, 2013 through August 31, 2014.
(3)	If the underwriters exercise their option to purchase additional shares of common stock in full, the total underwriting discounts and commissions and other offering expenses for this offering will be approximately $4.1 million.
(4)	The actual underwriting discounts and commissions and other offering expenses total of $3.8 million is reflected in the table as $3.9 due to rounding.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of February 28, 2013:

•	on an actual basis; and

•

on an as adjusted basis, giving further effect to the sale of 11,500,000 shares of common stock in this offering at the public offering price of $6.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into the preliminary prospectus supplement for the offering.

	February 28, 2013
	Actual	As Adjusted
	(dollars in thousands) (unaudited)
Cash and Cash Equivalents	$18,273	$86,303

Debt
Credit facility	41,486	41,486
Shareholders’ Equity
Preferred stock (par value $.01 per share; 10,000,000 Shares authorized; none issued or outstanding)	—	—
Common stock (par value $.001 per share; 100,000,000 Shares authorized; 55,226,616 shares issued and outstanding (actual) and 66,726,616 shares issued and outstanding (as adjusted)	55	67
Additional paid-in capital	138,949	206,967
Accumulated deficit	(17,846)	(17,846)

Total Shareholders’ Equity	121,158	189,188

Total Capitalization	$162,644	$230,674

SUMMARY HISTORICAL RESERVE DATA

The following table presents summary data with respect to our estimated net proved oil and natural gas reserves as of the dates indicated. Ryder Scott Company, L.P. (“Ryder Scott”), our independent petroleum engineer, audited our estimated reserves as of August 31, 2012 and February 28, 2013. Our audit procedures required Ryder Scott to prepare their own estimate of proved reserves for fields comprising at least 80% of the aggregate net present value of our year-end and mid-year proved reserves, discounted at 10% per annum. Reserve estimates are inherently imprecise and remain subject to revisions based on production history, results of additional exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices and other factors. You should read the notes following the table below and our financial statements and related notes included elsewhere in the preliminary prospectus supplement in conjunction with the following reserve estimates.

	As of August 31, 2012	As of February 28, 2013
Net Proved Reserves:
Proved Developed Oil Reserves (Bbls)	2,823,604	4,144,001
Proved Undeveloped Oil Reserves (Bbls)	2,262,207	2,476,148

Total Proved Oil Reserves (Bbls)	5,085,811	6,620,149
Proved Developed Natural Gas Reserves (Mcf)	17,380,806	24,530,163
Proved Undeveloped Natural Gas Reserves (Mcf)	16,065,168	17,534,658

Total Proved Natural Gas Reserves (Mcf)	33,445,974	42,064,821
Total Proved Oil Equivalents (Boe) (1)	10,660,140	13,630,953

PV-10 (2) (3)	$148,883,451	$208,047,864
Standardized Measure of Discounted Future Net Cash Flows	$102,504,795	$156,976,094

(1)	Barrels of oil equivalent (Boe) are computed based on a conversion ratio of one Boe for each barrel of crude oil and one Boe for every 6,000 cubic feet (i.e., 6 Mcf) of natural gas.
(2)	We calculated the present value of estimated future net revenues as of August 31, 2012 and February 28, 2013 using the 12-month arithmetic average first of month price from September through August and March through February for the respective periods shown. The average realized prices used as of August 31, 2012 were $86.68 per barrel of oil and $3.76 per Mcf of natural gas. The average realized prices used as of February 28, 2013 were $86.52 per barrel of oil and $3.69 per Mcf of natural gas.
(3)	The Present Value of Estimated Future Net Revenues, Discounted at 10% (“PV-10”) is a non-GAAP financial measure. For a definition of PV-10, see “Non-GAAP Financial Measures; Reconciliations” below. See also “Unaudited Oil and Gas Reserves Information” following our audited financial statements for the years ended August 31, 2011 and 2012. PV-10 is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows.

Non-GAAP Measures; Reconciliations

The preliminary prospectus supplement contains certain financial measures that are non-GAAP measures. We have provided reconciliations within this prospectus supplement of the non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with GAAP that are presented in the preliminary prospectus supplement.

PV-10 is the present value of the estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10% to determine their “present value.” We believe PV-10 to be an important measure for evaluating the relative significance of our oil and natural gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and natural gas industry. However, PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

The standardized measure of discounted future net cash flows relating to our total proved oil and natural gas reserves is as follows:

	As of August 31 As of February 28,
	2012	2013
Future cash inflows	$537,461,879	$730,952,536
Future production costs	(85,612,228)	(148,596,951)
Future development costs	(100,820,886)	(112,576,175)
Future income tax expense	(109,348,907)	(115,513,499)

Future net cash flows	241,679,858	354,265,911
10% annual discount for estimated timing of cash flows	(139,175,063)	(197,289,817)

Standardized measure of discounted future net cash flows related to proved reserves	$102,504,795	$156,976,094

Reconciliation of Non-GAAP Measure
PV-10	$148,883,451	$208,160,408
Less: Income taxes
Future income taxes, discounted at 10% (1)	(46,378,656)	(51,184,315)
Standardized measure of discounted future net cash flows	$102,504,795	$156,976,094

(1)	The present value of estimated future net revenues after income taxes, discounted at 10%, is referred to as the “Standardized Measure.”

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (970) 737-1073.